



SECURITIES W 04004062 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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MAR 0 1 2004

SEC FILE NUMBER
8-65173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING____12/31/03____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Professional Trading Services Brokerage, LLC**
a/k/a PTS Brokerage, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

East Gate Business Center, 125 C Gaither Drive

(No. and Street)

Mt. Laurel   **NJ**   **08054**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W. Schank, President, CFO   **(856) 802-9400**
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.

(Name – *if individual, state last, first, middle name*)

1845 Walnut Street	**Philadelphia**	**PA**	**19102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Richard W. Schank</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>**Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC**</u>, as of <u>**January 13**</u>, 20 <u>**04**</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JANICE M. SCHANK
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/19/2008

_____
Signature

_____
President, CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of **Cash Flow.**
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital. **Net capital for brokers and dealers pursuant to Rule 15c3-1.**
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x[**(o) A report on internal accounting control.**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2003

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2003

TABLE OF CONTENTS



ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Independent Auditors' Report

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2003 and the related statements of income and Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
January 13, 2004

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 46,837
Central Registration Depository (CRD) Escrow	1,754
Total current assets	48,591
PROPERTY AND EQUIPMENT	
Computer equipment	2,862
Furniture	495
	3,357
Less accumulated depreciation	(2,106)
Total property and equipment	1,251
Total Assets	$ 49,842

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
MEMBERS' EQUITY	$ 49,842
Total Liabilities and Members' Equity	$ 49,842

The accompanying notes are an integral part of these
financial statements.

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions and fees	$ 25,993
Interest income	100
Total revenue	26,093
OPERATING EXPENSES	
Fees and licenses	7,886
Insurance	2,092
Office	1,616
Depreciation	1,053
Total operating expenses	12,647
NET INCOME	13,446
Members' equity, beginning of year	36,396
Members' equity, end of year	$ 49,842

The accompanying notes are an integral part of these
financial statements.

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES

Net income	$ 13,446
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,053
Changes in:	
Central Registration Depository Escrow	491
Accounts payable	(1,500)
Net cash provided by operating activities and increase in cash	13,490
Cash, beginning of year	33,347
Cash, end of year	$ 46,837

The accompanying notes are an integral part of these
financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and was registered as a broker-dealer in August 2002 under the Securities Exchange Act of 1934, as amended. The Company sells mutual fund and variable annuities to customers located in New Jersey and does not accept, hold or maintain customer securities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Furniture	5 years

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of variable life insurance is recognized upon notification of policy acceptance and renewal.

Income taxes

The Company, as a limited liability company, has elected to be taxed for Federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for Federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities and variable annuities of registered investment companies, and the Company does not handle customer funds. At December 31, 2003, there was no indebtedness. At December 31, 2003, the Company had net capital, as defined, of $46,837 which was $41,837 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total members' equity from statement of financial condition	$ 49,842
Deduct nonallowable assets:	
CRD escrow	1,754
Property and equipment, net	1,251
	3,005
Net capital	$ 46,837
Minimum net capital required per 15c3-1(a)(2)	$ 5,000

At December 31, 2003, there was no indebtedness;
therefore, the following ratios are zero:

Aggregate indebtedness from statement of financial condition, net of A-1 liabilities	$ -
Ratio of aggregate indebtedness to net capital	- %
Debt-equity ratio computed in accordance with 15c3-1(d)	- %

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total members' equity according to Form X-17A-5	$49,842
Audit adjustments	-
Total members' equity according to the audit	$49,842
Net capital, according to Form X-17A-5	$46,837
Audit adjustments reflected above	-
Net capital according to the audit	$46,837

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for December 31, 2003.

OTHER MATTERS



PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of PTS Brokerage, LLC (a Limited Liability Company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by PTS Brokerage, LLC (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



The Members
PTS Brokerage, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the members, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
January 13, 2004